SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021 (Report No. 2)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE CXone Achieves Perfect Vendor Satisfaction Scores Across 15 Categories in DMG Consulting Report, Dated November 1, 2021.
99.2 NICE AI and Robotics Technology Reduces Complexities for Key UK Government Agency, Dated November 2, 2021.
99.3 South Yorkshire Police Chooses NICE Investigate to Digitally Transform Police Operations and Improve Officer Efficiency, Dated November 3, 2021.
99.4 NICE Actimize Cloud-Based SURVEIL-X Wins RegTech Asia Insight Awards 2021 for Best e-Comms Surveillance Solution, Dated November 8, 2021.
99.5 NICE Actimize Launches Dark Web Intelligence Solution for Proactive Fraud Prevention, Dated November 15, 2021.
99.6 NICE and Google Cloud Collaborate to Drive Smarter Digital Conversations and Improve Self-Service Experiences, Dated November 18, 2021.
99.7 NICE Adds Powerful Innovations to Optimize Workforce Management and Improve Experiences for Digital Consumers, Dated November 22, 2021.
99.8 NICE Recognizes Industry-Leading CXone Application Partners at Fourth Annual DEVone Partner Conference, Dated November 23, 2021.
99.9 Leading Japanese BPO Adopts NICE Enlighten AI for Smart Quality Management and Improved Customer Service, Dated November 24, 2021.
99.10 NICE Customer Journey Analytics Recognized for Technology Excellence and Customer Impact Driven by Leadership in AI, Dated November 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Tali Mirsky
Name: Tali Mirsky
Title: Corporate VP, General Counsel and Corporate Secretary
Dated: December 10, 2021

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE CXone Achieves Perfect Vendor Satisfaction Scores Across 15 Categories in DMG Consulting Report, Dated November 1, 2021.
99.2 NICE AI and Robotics Technology Reduces Complexities for Key UK Government Agency, Dated November 2, 2021.
99.3 South Yorkshire Police Chooses NICE Investigate to Digitally Transform Police Operations and Improve Officer Efficiency, Dated November 3, 2021.
99.4 NICE Actimize Cloud-Based SURVEIL-X Wins RegTech Asia Insight Awards 2021 for Best e-Comms Surveillance Solution, Dated November 8, 2021.
99.5 NICE Actimize Launches Dark Web Intelligence Solution for Proactive Fraud Prevention, Dated November 15, 2021.
99.6 NICE and Google Cloud Collaborate to Drive Smarter Digital Conversations and Improve Self-Service Experiences, Dated November 18, 2021.
99.7 NICE Adds Powerful Innovations to Optimize Workforce Management and Improve Experiences for Digital Consumers, Dated November 22, 2021.
99.8 NICE Recognizes Industry-Leading CXone Application Partners at Fourth Annual DEVone Partner Conference, Dated November 23, 2021.
99.9 Leading Japanese BPO Adopts NICE Enlighten AI for Smart Quality Management and Improved Customer Service, Dated November 24, 2021.
99.10 NICE Customer Journey Analytics Recognized for Technology Excellence and Customer Impact Driven by Leadership in AI, Dated November 30, 2021.